UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

SOUTHWALL TECHNOLOGIES INC.

(Name of Subject Company)

SOUTHWALL TECHNOLOGIES INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

844909200

(CUSIP Number of Class of Securities)

Dennis Capovilla

President and Chief Executive Officer

Southwall Technologies Inc.

3788 Fabian Way

Palo Alto, California 94303

(650) 798-1200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Scott C. Dettmer, Esq.

Paul E. Sieminski, Esq.

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard

Redwood City, California 94063

(650) 321-2400

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9 filed by Southwall Technologies Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 25, 2011, relating to the tender offer by Backbone Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Solutia Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of the Company at a price of $13.60 per Share, net to the seller thereof in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2011 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer”. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9. Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 4.	THE SOLICITATION OR RECOMMENDATION.

Regulation M-A Item 1012

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1) The subsection entitled “Financial Projections” on page 31 is hereby amended and supplemented by replacing the subsection in its entirety with the following:

“The management of the Company prepared certain non-public business and financial information about the Company, including certain financial projections for 2011 through 2015. The financial projections set forth below were provided to Needham & Company and Seven Hills. Additionally, the Company provided certain other financial projections to Seven Hills which it used to calculate unlevered free cash flows for purposes of preparing a discounted cash flow analysis. See the subsection below entitled “Discounted Cash Flow Analysis”. Collectively, the financial projections prepared by the Company are referred to as the “Projections.”

	Year Ending December 31,
(in thousands)	2011	2012	2013	2014	2015
Net Revenues	$54,911	$57,706	$71,275	$85,971	$103,768
Cost of Revenues	32,431	33,050	40,270	49,349	60,547

Gross Profit	$22,480	$24,656	$31,005	$36,622	$43,221

Operating Expenses:
Research and development	$4,299	$4,958	$5,593	$6,438	$6,752
Selling, general and administrative	11,892	12,783	14,062	16,146	17,920
Goodwill and intangible assets impairment (1)	1,833	0	0	0	0

Total operating expenses	$18,024	$17,741	$19,655	$22,584	$24,672

Income from operations	$4,456	$6,914	$11,350	$14,038	$18,549

Interest expense net	($275)	($172)	($972)	($784)	($606)
Other income (expense) net	354	0	0	0	0

Income before provision for income taxes	$4,535	$6,742	$10,377	$13,254	$17,943

Provision for income taxes	$1,872	$2,714	$4,147	$5,272	$7,165

Net income	$2,663	$4,028	$6,230	$7,982	$10,779

	Year Ending December 31,
(in thousands)	2011	2012	2013	2014	2015
Net Loss attributable to noncontrolling interest	$219	$0	$0	$0	$0

Net income attributable to Company	$2,882	$4,028	$6,230	$7,982	$10,779

Deemed dividend on preferred stock	$489	$489	$489	$489	$489

Net income attributable to common stockholders	$2,393	$3,539	$5,741	$7,493	$10,290

Diluted EPS (2)	$0.55	$0.53	$0.78	$0.95	$1.23

Diluted Shares Outstanding (thousands) (3)	7,277	7,582	7,961	8,359	8,777

EBITDA (4)	$10,184	$10,941	$18,265	$22,077	$26,675

(1)	The goodwill and intangible asset impairment represents a one-time charge of $1.833 million, taken in the quarter ended June 30, 2011, resulting from the Company’s write off of the entire balance of this account that is attributable to its glass segment.
(2)	FY2011E diluted EPS, as presented on the table above, is a non-GAAP measure. FY2011E EPS, calculated in accordance with GAAP, is $0.40. The difference in GAAP and non-GAAP EPS for this period ($0.15/share) results from adding the after-tax amount of the one-time goodwill and intangible asset impairment charge (described above in footnote 1) to the GAAP measure net income attributable to the Company. The add-back amount is calculated as $1,100, or $1,833 multiplied by one minus an assumed tax rate of 40%. Adding this amount to GAAP net income ($2,882) yields non-GAAP net income of $3,982, which is then divided by diluted shares outstanding (7,277) to arrive at non-GAAP diluted EPS of $0.55. For all periods other than FY2011E, the Company calculated diluted EPS by taking net income attributable to the Company for each period and dividing such amount by diluted shares outstanding.
(3)	Diluted shares outstanding includes projected shares issuable upon conversion of outstanding Preferred Stock and is adjusted to reflect a 1-for-5 reverse stock split on March 14, 2011; FY2011E diluted shares outstanding based on last twelve months diluted shares outstanding.
(4)	EBITDA is a non-GAAP measure and is used by the Company’s management to measure the operating performance of the business. The Company defines EBITDA as net income, net of net interest expense, plus provision for income taxes, plus depreciation and amortization. This non-GAAP measure is not in accordance with, or an alternative for, measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. This non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. Non-GAAP measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

The Company believes that net income is the most directly comparable GAAP measure to EBITDA. Set forth below are reconciliations of Non-GAAP EBITDA to the GAAP measure net income, for the periods covered by the Projections set forth above. These reconciliations were not provided to Parent in connection with its due diligence investigation or to Seven Hills.

Reconciliation of EBITDA	Year Ending December 31,
(in thousands)	2011	2012	2013	2014	2015
Net income	$2,663	$4,028	$6,230	$7,982	$10,779
Interest expense, net	$275	$172	$972	$784	$606
Provision for income taxes	$1,872	$2,714	$4,147	$5,272	$7,165
Depreciation	$3,398	$3,989	$6,883	$8,006	$8,117
Amortization of Goodwill and Intangible assets	$143	$38	$33	$33	$8
Goodwill and intangible asset impairment (1)	$1,833	—	—	—	—
EBITDA	$10,184	$10,941	$18,265	$22,077	$26,675

(1)	The goodwill and intangible asset impairment represents a one-time charge of $1.833 million, taken in the quarter ended June 30, 2011, resulting from the Company’s write off of the entire balance of this account that is attributable to its glass segment. The amount of this non-cash impairment charge was added for purposes of calculating EBITDA for the year ending December 31, 2011 since such charge is not reasonably likely to recur within two years and there was not a similar charge within the prior two years.

As discussed above, Seven Hills calculated unlevered free cash flows, which is a non-GAAP measure, based solely on information furnished by the Company. The Company believes that income from operations is the most directly comparable GAAP measure to unlevered free cash flows when used in a discounted flow analysis. Set forth below are reconciliations of non-GAAP unlevered free cash flows to GAAP net income, for the periods 2012-2015. These reconciliations were prepared by the Company and are based on Projections for the periods shown. These reconciliations were not provided to Parent in connection with its due diligence investigation or to Seven Hills.

(in thousands)	Year Ending December 31,
	2012	2013	2014	2015
Cash Flows From Operating Activities:
Net Income	$4,028	$6,230	$7,982	$10,779
Adjustments to reconcile net cash (used in) provided by operating activities:
Interest expense, net	$172	$972	$784	$606
Depreciation & Amortization	$4,027	$6,915	$8,039	$8,125
Changes in operating assets and liabilities:
Accounts receivable, net	$291	$(2,161)	$(2,699)	$(3,862)
Inventories, net	875	(774)	(1,934)	(2,073)
other current assets	(52)	(83)	(97)	0
Accounts payable and accrued liabilities (1)	590	1,140	1,687	2,309
Net cash (used in) provided by operating activities	$9,931	$12,242	$13,762	$15,884

Cash flows from investing activities:
Expenditures for property, plant and equipment	$(22,039)	$(14,306)	$(2,462)	$(5,157)
Net cash used in investing activities	$(22,039)	$(14,306)	$(2,462)	$(5,157)
Unlevered Free Cash Flows (Deficiencies)	$(12,108)	$(2,065)	$11,300	$10,727

(1)	Excludes current portion of long term debt and dividends payable with respect to outstanding Preferred Stock, in each case as calculated in accordance with GAAP.

The Company does not as a matter of course make public any projections as to future performance or earnings, other than limited guidance for periods no longer than one year. The Company’s internal financial forecasts, upon which the Projections were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments.

The Projections are forward-looking statements that reflect numerous assumptions made by the management of the Company and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company’s control. Although the Company believes the assumptions underlying the Projections to be reasonable, all Projections are inherently uncertain, and the Company expects that there will be differences between actual and projected results. Such differences may result from the realization of any of numerous risks and uncertainties, including but not limited to the important factors listed under “Item 1A. Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011. Accordingly, there can be no assurance that the assumptions made in preparing the Projections will prove accurate or that any of the Projections will be realized.

The Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the Projections and accordingly assumes no responsibility for them.

The inclusion of the Projections should not be regarded as an indication that any of the Company, Parent or their respective affiliates or representatives considered or considers the Projections to be a prediction of actual future events, and the Projections should not be relied upon as such. Accordingly, the Projections are the projections that the management of the Company believes reflect the best currently available estimates and judgments by management as to the expected future result of operations and financial condition of the Company. The Projections were reviewed by the Company Board and were, at the direction of the Company and the Company Board, used by Seven Hills in connection with the preparation of its fairness opinion and the related financial analysis.

None of the Company, Parent or any of their respective affiliates or representatives intends to update or otherwise revise the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error.

To the extent stockholders give any consideration to the Projections themselves, stockholders should carefully consider the assumptions, risks and uncertainties inherent in such Projections in making any decision to tender their Shares in the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Dennis Capovilla
Name: Dennis Capovilla
Title: President and Chief Executive Officer
Dated: November 17, 2011